Exhibit (a)(1)(vii)
SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD
(Company Registration Number: 199503003D)
(Incorporated in the Republic of Singapore)
60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
16 March 2007
Dear Shareholder of STATS ChipPAC Ltd.
VOLUNTARY CONDITIONAL CASH OFFER BY SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD TO ACQUIRE ALL OF THE ISSUED ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES OF STATS ChipPAC Ltd.

1.	INTRODUCTION

1.1	On 1 March 2007 (the “Offer Announcement Date”), Goldman Sachs (Singapore) Pte. (“Goldman Sachs”) announced, for and on our behalf, that we intend to make a voluntary conditional cash offer (the “Offer”) for:

(a)	issued ordinary shares (“Ordinary Shares”) in the share capital of STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company”) and American Depositary Shares of STATS ChipPAC (“ADSs”), each of which represents ten Ordinary Shares;

(b)	new Ordinary Shares and ADSs unconditionally issued or to be issued pursuant to the valid conversion of outstanding Convertible Notes of STATS ChipPAC; and

(c)	new Ordinary Shares unconditionally issued or to be issued pursuant to the valid exercise of the options (each, an “Option”) granted under the STATS ChipPAC Ltd. Share Option Plan, the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan and the STATS ChipPAC Ltd. Substitute Equity Incentive Plan.

1.2	The terms and conditions of the Offer are set out in the enclosed Offer to Purchase dated 16 March 2007 (the “Offer to Purchase”). This Letter should be read and construed together with and in the context of the Offer to Purchase. All terms and references used in the Offer to Purchase and in this Letter and which are defined or construed in the Offer to Purchase but are not defined or construed in this Letter shall have the same meaning and construction as provided in the Offer to Purchase.

1.3	As at 9 March 2007, we own 712,228,050 Ordinary Shares, including Ordinary Shares represented by ADSs, representing approximately 35.3 per cent. of the issued Ordinary Shares.

2.	OFFER PRICE FOR ORDINARY SHARES AND ADSs

2.1	The Offer Price is based on a two-tier structure as follows:

(a)	for each Ordinary Share: S$1.75 in cash; and

(b)	for each ADS: S$17.50 in cash.

However, in the event that we acquire or agree to acquire (or are deemed or treated under Section 215 of the Companies Act, Chapter 50 of Singapore (the “Companies Act”), as having acquired or agreed to acquire) Ordinary Shares (including Ordinary Shares represented by ADSs but excluding those Ordinary Shares or ADSs held by our related corporations or their respective nominees as at the date of the Offer to Purchase which are acquired or agreed to be acquired by us) during the period from (and including) the date of the Offer to Purchase up to (and including) the final closing date of the Offer (whether pursuant to valid acceptances of the Offer or otherwise) which are equal to or more than the 90% Threshold, the Offer Price will be raised as follows (the “Higher Offer Price”):

(i)	for each Ordinary Share: S$1.88 in cash; and

(ii)	for each ADS: S$18.80 in cash.

“90% Threshold” means 90 per cent. of the total number of issued Ordinary Shares (including Ordinary Shares represented by ADSs but excluding any Ordinary Shares held by STATS ChipPAC as treasury shares) as at the final closing date of the Offer (other than those already held by us, our related corporations or our or their respective nominees as at the date of the Offer to Purchase).

In addition, we will pay the Higher Offer Price in the event that we acquire or agree to acquire (or are deemed or treated under Section 215 of the Companies Act as having acquired or agreed to acquire) Ordinary Shares (including Ordinary Shares represented by ADSs but excluding those Ordinary Shares or ADSs held by our related corporations or their respective nominees as at the date of the Offer to Purchase which are acquired or agreed to be acquired by us) during the period from (and including) the date of the Offer to Purchase up to (and including) a date prior to the final closing date of the Offer (whether pursuant to valid acceptances of the Offer or otherwise) which results or would result in us holding such number of Ordinary Shares (including Ordinary Shares represented by ADSs but excluding any Ordinary Shares held by STATS ChipPAC as treasury shares) which are equal to or more than 90% of the maximum potential issued share capital of STATS ChipPAC as of such date, provided, however, that the earliest date on which the increase in the Offer Price will take effect is the close of the initial offer period (the “90% Fully Diluted Threshold”).

2.2	Enclosed with the Offer to Purchase is a Form of Acceptance and Authorisation (the “FAA”) if you hold Ordinary Shares in scripless form, a Form of Acceptance and Transfer (the “FAT”) if you hold Ordinary Shares in scrip form, and an ADS Letter of Transmittal if you hold ADSs.

3.	CONDITIONS

The Offer is subject to the following conditions:

(a)	we having received, by the final closing date of the Offer, valid acceptances (which have not been withdrawn) in respect of such number of Ordinary Shares and ADSs which, together with Ordinary Shares (including Ordinary Shares represented by ADSs) owned, controlled or agreed to be acquired before or during the Offer by us or on our behalf or by parties acting or deemed to be acting in concert with us, will result in us and parties acting or deemed to be acting in concert with us holding such number of Ordinary Shares (including Ordinary Shares represented by ADSs) carrying more than 50 per cent. of voting rights attributable to the issued Ordinary Shares (including Ordinary Shares represented by ADSs) as at the final closing date of the Offer (the “Minimum Tender Condition”); and

(b)	certain other conditions which are set out in the Offer to Purchase under “THE OFFER — Section 14. Conditions to the Offer”.

4.	CONVERTIBLE NOTES AND OPTIONS

We are also making an offer to acquire the outstanding Convertible Notes due 2008 and the Convertible Subordinated Notes due 2008 of STATS ChipPAC, the details of which are set out in the Offer to Purchase. Concurrently with the Offer, we are also making an options proposal to all holders of outstanding Options.

5.	RATIONALE FOR THE OFFER

5.1	We have been a long-term shareholder of STATS ChipPAC and are interested in increasing our shareholding in STATS ChipPAC from its current level of 35.3 per cent.

5.2	If the 90% Threshold or the 90% Fully Diluted Threshold is reached, we currently intend to exercise our right under the Companies Act to compulsorily acquire those Ordinary Shares not previously tendered (including Ordinary Shares represented by ADSs) at the Higher Offer Price. Upon completion of the compulsory acquisition, we will own all of the Ordinary Shares of STATS ChipPAC and we will delist the Ordinary Shares from the SGX-ST and the ADSs from Nasdaq and terminate STATS ChipPAC’s reporting obligations under the U.S. federal securities law, subject to applicable law.

6.	PREMIUMS OF THE OFFER PRICE

The premiums of the Offer Price in respect of the Ordinary Shares to the average closing prices of the Ordinary Shares (“Average Closing Share Prices”) for varying periods prior to the Offer Announcement Date are as follows[1]:

		Premium of Offer	Premium of Offer
		Price of S$1.75 per	Price of S$1.88 per
	Average	Ordinary Share to	Ordinary Share to
	Closing	Average Closing	Average Closing
Period	Share Price	Share Price[2]	Share Price[2]

	(S$)
1 market day prior to the Offer Announcement Date	1.48	18.2%	27.0%
3 months prior to the Offer Announcement Date	1.25	40.5%	51.0%
6 months prior to the Offer Announcement Date	1.13	55.1%	66.6%

(a)	The Offer Price of S$1.75 for each Ordinary Share represents a premium of between 18.2 per cent. to 55.1 per cent. to STATS ChipPAC’s Average Closing Share Prices for the various periods set out in the table above prior to the Offer Announcement Date.

(b)	The Offer Price of S$1.88 for each Ordinary Share represents a premium of between 27.0 per cent. to 66.6 per cent. to STATS ChipPAC’s Average Closing Share Prices for the various periods set out in the table above prior to the Offer Announcement Date.

7.	PROCEDURES FOR ACCEPTANCE

7.1	The Offer will be open for acceptance until 3.30 p.m. Singapore time, 3.30 a.m. New York City time on Friday, 13 April 2007 (the “Closing Date”), or such later date(s) as may be announced from time to time by us or on our behalf.

7.2	If you hold Ordinary Shares in scripless form (with The Central Depository (Pte) Limited), you must complete, sign and deliver the FAA in accordance with the instructions of the FAA to one of the following addresses, no later than 3.30 p.m. Singapore time on the Closing Date,

[1]	The figures set out under paragraph 6 are based on data extracted from Bloomberg on the Offer Announcement Date.

[2]	Rounded to one decimal place.

being 13 April 2007, or such later date(s) as may be announced from time to time by us or on our behalf:

(a)	by hand to Singapore Technologies Semiconductors Pte Ltd, c/o The Central Depository (Pte) Limited, 4 Shenton Way, #02-01, SGX Centre 2, Singapore 068807; or

(b)	by post, in the enclosed pre-addressed and pre-paid envelope at your own risk, to Singapore Technologies Semiconductors Pte Ltd, c/o The Central Depository (Pte) Limited, Robinson Road Post Office, P.O. Box 2002, Singapore 904002.

7.3	If you hold Ordinary Shares in scrip form, you must deliver the following documents in the enclosed pre-addressed and pre-paid envelope at your own risk, to Singapore Technologies Semiconductors Pte Ltd c/o M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, so as to arrive no later than 3.30 p.m. Singapore time on the Closing Date, being 13 April 2007, or such later date(s) as may be announced from time to time by us or on our behalf:

(a)	a properly completed and signed FAT in accordance with the instructions of the FAT;

(b)	share certificate(s), other document(s) of title and/or other relevant document(s) relating to the Ordinary Shares in respect of which you wish to accept the Offer; and

(c)	where such Ordinary Shares are not registered in your name, a transfer form, duly executed by the person in whose name such share certificate(s) is registered and stamped, with the particulars of transferee left blank (to be completed by us or a person authorised by us).

7.4	If you hold ADSs, you must deliver the following documents to Citibank, N.A. (the “Tender Agent”) at Citibank, N.A., Corporate Actions, P.O. Box 43034, Providence, RI 02940-3034, United States of America (by mail) or Citibank N.A., Corporate Actions, 250 Royall Street, Canton, MA 02021, United States of America (by overnight courier) so as to arrive no later than 3.30 a.m. New York City time on the Closing Date, being 13 April 2007, or such later date(s) as may be announced from time to time by us or on our behalf:

(a)	a properly completed and duly executed ADS Letter of Transmittal in accordance with the instructions of the ADS Letter of Transmittal, with any required signature guarantees, or an Agent’s Message, and any other documents required by the ADS Letter of Transmittal; and

(b)	the depositary receipts, sometimes referred to as “ADRs”, evidencing the ADSs to be tendered, or such ADSs must be properly delivered pursuant to the procedures for book-entry transfer described in the Offer to Purchase and confirmation of such delivery received by the Tender Agent prior to the Closing Date.

7.5	Full procedures on how to accept the Offer are set out in the Offer to Purchase and in the FAA, FAT and the ADS Letter of Transmittal.

8.	PAYMENT

8.1	Subject to the terms of the Offer and the Offer being declared unconditional in all respects, we will accept for payment and will pay for all Ordinary Shares and ADSs validly tendered prior to the Closing Date and not withdrawn pursuant to the Offer within 14 calendar days of the Closing Date or the close of the initial offer period. During the subsequent offer period, we will accept for payment and will pay for all Ordinary Shares and ADSs validly tendered during the subsequent offer period within 14 calendar days of the date the Offer Shares validly tendered are received for or on our behalf. In each case, we will use our best efforts to make the payment within seven U.S. business days.

8.2	Please read the enclosed Offer to Purchase and the circular that will be issued shortly by STATS ChipPAC in relation to the Offer (the “STATS ChipPAC Circular”) within 14 days from the date of the Offer to Purchase. As required under the Singapore Code on Take-overs and Mergers, the STATS ChipPAC Circular will contain the advice of the independent financial adviser to the independent directors of STATS ChipPAC and the recommendation of the independent directors of STATS ChipPAC on the Offer. It will be filed with the U.S. Securities and Exchange Commission as a “Solicitation/Recommendation Statement on Schedule 14D-9”. The Schedule 14D-9 will also contain other important information and we recommend that holders of Ordinary Shares and ADSs review the information carefully when it becomes available. We also advise you to consult your stockbroker, bank manager, solicitor or other professional adviser immediately, if you have any doubts on the Offer or the action that you should take.
Questions and requests for assistance may be directed to the Financial Adviser in
Singapore at 1800 889-2638 (within Singapore)/ + 65 6889-2638 (from overseas)
(9 a.m. – 6 p.m. Singapore time) or the Information Agent in the United States at
+ 1 800 322-2885 (toll free within the United States, 9 a.m. – 9 p.m. New York City time).
Yours faithfully,
Singapore Technologies Semiconductors Pte Ltd
The directors of Singapore Technologies Semiconductors Pte Ltd (including any who may have delegated detailed supervision of this Letter) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Letter are fair and accurate and that no material facts have been omitted from this Letter, and they jointly and severally accept responsibility accordingly. Where any information has been extracted or reproduced from published or publicly available sources (including, without limitation, in relation to STATS ChipPAC), the sole responsibility of the directors of Singapore Technologies Semiconductors Pte Ltd has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Letter.
The information in this Letter is a summary of the Offer and is qualified by, and should be read in conjunction with, the more detailed information contained in the Offer to Purchase.

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